DEXIA

RECEIVED

2007 MAY 11 A 10:51

SUPPL

07023449

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 25th, 2007

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of April 25th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

SC.

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dw 5/14

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 (0)1 58 58 77 77
Fax +33 (0)1 58 58 86 00

PRESS RELEASE

Dexia S.A. - 11, Place Rogier B-1210 Brussels +32 2 213 50 81/ 1, Passerelle des Reflets, La Défense 2, F-92919 La Défense Cedex +33 1 58 58 86 75
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

2 PAGES Brussels, Paris, 25 April 2007

Dexia Securities France and Atos Euronext Market Solutions announce their partnership approach to offer brokers a MiFID solution.

Dexia Securities France and AEMS today announced they have entered into a partnership to develop a broker solution which ensures they will meet their MiFID requirements. The two parties are combining forces to build an innovative solution. The modular platform will allow brokers to fulfil the "best execution" and reporting requirements needed by their clients. The Dexia-AEMS platform will be available from July this year and will comprise two main components:

- **A smart order router:** MiFID will have a substantial impact on trading in Europe. The removal of the concentration rules, together with the duty of "best execution" and market transparency, paves the way for increased competition between execution venues with the introduction of MTFs and systematic internalisers. The Dexia-AEMS solution will provide brokers with dynamic, smart order routing. In an anticipated world of fragmented liquidity, smart order routing will ensure that clients obtain the best possible result for every trade, based on specific criteria including, price, cost and liquidity.
- **An analysis and reporting tool:** The new regulatory environment increases the scope of information expected by clients. The Dexia-AEMS platform will provide web-enabled detailed and relevant reports analysing and assessing on-going and historic trading performance. It will include performance indicators, comparing achievements with agreed service levels.

MiFID and its impact on liquidity fragmentation provide additional challenges and complexity for the broking community. "We are delighted that we will be able to provide "best execution" to our clients in a transparent and independent manner. Our solution will assist us to find the best possible results for our clients, freeing them from the burden of dealing with the fragmentation complexity. We will be able to provide them with the best, most relevant information from which to assess our performance" summarises Didier Chaudesaygues, CEO of Dexia Securities France. "MiFID is a challenging mix of increased complexity of execution services and of clients' protection. To solve this paradox, we need to implement new tools. We have selected AEMS to work with us to develop them, given their strong technical innovation expertise, which is widely recognised by capital markets firms" adds Sophie Langlois, Deputy CEO.

Dominique Durand, Head of the Capital Markets Division at AEMS explains "Brokers are under great scrutiny to ensure that they are acting in the best interests of their clients for whom transparency and reporting are key. Thanks to our partnership with Dexia Securities, which brings extensive brokerage and trading expertise, we will further expand our offering, which currently covers exchanges, banks, asset management firms and brokers, to meet their MiFID requirements".

About Dexia

Dexia, a European banking group, world leader in Public & Project Finance

The Dexia Group (www.dexia.com) was born in 1996 from the alliance of two major players in local public finance in Europe: Crédit local de France and Crédit Communal de Belgique. With a market capitalisation of 27.9 billion euros at 20 April 2007, Dexia ranks among the twenty largest financial institutions in the eurozone. It currently employs some 33,000 staff and has operations in about thirty countries. Dexia enjoys one of the best credit ratings in the banking sector. Dexia's development strategy is based on the Group's two pillars: Universal Banking in Europe & Public/Project Finance worldwide.

About AEMS

AEMS is the leading global provider of technology solutions for exchanges, clearing houses, banks, brokers, and intermediaries.

AEMS was created by two industry leaders - Atos Origin and NYSE Euronext - who combined their interests to focus on providing technology exclusively for financial markets. By taking the people, assets, and technology from both of these organisations and bringing them together into a single, independent company, the opportunity for real leadership in this sector was created.

As market leaders, we value the insight of our clients and as their technology requirements develop, we collaborate to find the most suitable product solutions for their needs.

We serve global markets throughout the trading process - banks, brokers, asset managers and intermediaries; exchanges; clearing houses and CSDs.

We employ 1,300 industry experts worldwide and have offices in London, Paris, Chicago, Dubai, Hong Kong, and Brussels.

Contact Dexia Securities
Sophie Langlois +33 1 56 28 52 12
Didier Chaudesaygues +33 1 56 28 52 02
Contact Fishburn Edges
Paul French – Liz Larvin +44 (0) 20 78 39 43 21

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